Exhibit 28.d.6

July 31, 2020

Gary M. Kleist, CPA

Senior Vice President, CFO & Chief Operations Officer

Securian Asset Management, Inc.

400 Robert Street North

St. Paul, Minnesota 55101

Re: Voluntary Fee Reduction for the SFT T. Rowe Price Value Fund (the “Fund”)

Dear Mr. Kleist:

T. Rowe Price Associates, Inc. (“T. Rowe Price”) serves as the Subadviser to Securian Funds Trust in advising the Fund pursuant to the subadvisory agreement between Securian Asset Management, Inc, (the “Adviser”) and T. Rowe Price dated May 1, 2014, as amended (the “Subadvisory Agreement”). The purpose of this letter is to implement a voluntary fee reduction with respect to T. Rowe Price’s fee for its subadvisory services to the Fund under the following terms effective July 31, 2020 (the “Effective Date”):

To the extent assets under management for the Fund are below $200 million (the “Assets”), for a two-year period beginning on the Effective Date, T. Rowe Price agrees that the compensation due it under the Subadvisory Agreement will be 32.5 bps on all of the Assets of the Fund. The fee reduction will terminate on the earliest to occur of the following: (1) the Fund reaches assets of $200 million or above for a period of 30 consecutive days; (2) the expiration of the two-year period from the Effective Date; or (3) T. Rowe rescinds this voluntary fee reduction in accordance with the conditions below. Upon termination, the Adviser will pay the fee rate as stated in the Subadvisory Agreement.

The Adviser and T. Rowe Price agree that the above fee reduction is voluntary. In the event T. Rowe Price changes its standard fee schedule with respect to its Value strategy, such voluntary fee reduction may also be rescinded upon 60 days’ notice to Adviser. In addition, T. Rowe Price reserves the right to withdraw this voluntary fee reduction at any other time by delivery of a written notice to the Adviser, which withdrawal shall become effective 60 days after such delivery. On the effective date of such withdrawal of the voluntary fee reduction, the fee and compensation payable to T. Rowe Price by the Fund shall be as set out in the applicable provisions of the Subadvisory Agreement.

Please acknowledge your acceptance of the terms of this voluntary fee reduction by signing below and returning a signed copy to us.

Very truly yours,

T. Rowe Price Associates, Inc.

By:	/s/ George Riedel

Name:	George Riedel
Title:	Vice President

Acknowledged and Accepted by: Securian Asset Management, Inc.

By:	/s/ Gary M. Kleist
Name:	Gary M. Kleist, CPA
Title:	Senior Vice President, CFO & Chief Operations Officer

CC:	Amy Norton, Esq.

Terence Baptiste, Esq.

Caroline Walker